UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

MAVEC CORPORATION

(Offeror)

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,363,218,788	$971,806.02

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 76,421,535 shares of common stock, par value $0.001 per share, of Cubist Pharmaceuticals, Inc. (“Cubist”) multiplied by the offer price of $102.00 per share, (ii) the net offer price for 6,557,184 shares issuable pursuant to outstanding options with an exercise price less than $102.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $102.00 minus such applicable exercise price), (iii) 1,103,155 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $102.00, and an additional 59,608 shares estimated to be subject to issuance upon settlement of restricted stock units to be awarded multiplied by the offer price of $102.00, (iv) 202,298 shares subject to issuance upon settlement of outstanding performance restricted stock units multiplied by the offer price of $102.00, and (v) 45,645 shares estimated to be subject to issuance pursuant to Cubist’s Employee Stock Purchase Plan multiplied by the offer price of $102.00. The calculation of the filing fee is based on information provided by Cubist as of December 4, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Mavec Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Cubist”), at a price of $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, Massachusetts 02421

(781) 860-8660

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Cubist”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Cubist”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 19, 2014.

(a)(1)(G)	Press Release dated December 8, 2014 (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 8, 2014).

(a)(1)(H)	Presentation of Merck & Co., Inc. (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 8, 2014).

(a)(1)(I)	Press Release dated December 9, 2014 (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 9, 2014).

(a)(1)(J)	Updated Presentation of Merck & Co., Inc. (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 10, 2014).

(a)(1)(K)	Press Release dated December 19, 2014.

(a)(1)(L)	Notice to Participants in the Cubist Pharmaceuticals, Inc. 401(K) Plan, dated December 19, 2014.

(a)(1)(M)	Notice to Participants of Cubist Pharmaceuticals, Inc. 2014 Employee Stock Purchase Plan, dated December 19, 2014.

(b)(1)	Commitment Letter, dated as of December 8, 2014 from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Island to Merck & Co. Inc.

(d)(1)	Agreement and Plan of Merger, dated as of December 8, 2014, by and among Merck & Co., Inc., Mavec Corporation and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cubist Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 8, 2014).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014

MAVEC CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Robert M. Davis
Name:	Robert M. Davis
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 19, 2014.

(a)(1)(G)	Press Release dated December 8, 2014 (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 8, 2014).

(a)(1)(H)	Presentation of Merck & Co., Inc. (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 8, 2014).

(a)(1)(I)	Press Release dated December 9, 2014 (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 9, 2014).

(a)(1)(J)	Updated Presentation of Merck & Co., Inc. (incorporated by reference to Exhibit 99.A to the Schedule TO-C filed by Merck & Co., Inc. with the Securities and Exchange Commission on December 10, 2014).

(a)(1)(K)	Press Release dated December 19, 2014.

(a)(1)(L)	Notice to Participants in the Cubist Pharmaceuticals, Inc. 401(K) Plan, dated December 19, 2014.

(a)(1)(M)	Notice to Participants of Cubist Pharmaceuticals, Inc. 2014 Employee Stock Purchase Plan, dated December 19, 2014.

(b)(1)	Commitment Letter, dated as of December 8, 2014 from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Island to Merck & Co. Inc.

(d)(1)	Agreement and Plan of Merger, dated as of December 8, 2014, by and among Merck & Co., Inc., Mavec Corporation and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cubist Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 8, 2014).

(g)	None.

(h)	None.